EXHIBIT 99.2
                                                                    ------------



                                [GRAPHIC OMITTED]
                                 [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
APRIL 1, 2004

VIKING ENERGY ROYALTY TRUST 2003 INCOME TAX INFORMATION FOR U.S.
INVESTORS
--------------------------------------------------------------------------------

CALGARY, APRIL 1, 2004 - (VKR.UN) Viking Energy Royalty Trust (the "Trust") announces that distributions to U.S. investors for 2003 were 59.35% taxable as a dividend for U.S. tax purposes. The remaining 40.65% of distributions should be treated as a return of capital to the extent of a U.S. investor's tax basis in units of the Trust. Viking has calculated earnings and profits under U.S. tax principles in order to provide this information to investors.

Viking should be considered a "corporation" for U.S. tax purposes. After consulting with U.S. tax counsel, the Trust believes that the 2003 distributions paid to U.S. individual residents or citizens should be treated as "qualified dividends" under the Jobs and Growth Tax Relief Reconciliation Act of 2003. The amounts shown in the table below as "Taxable Qualified Dividends" should be reported on Line 9b of the U.S. federal individual income tax return unless the situation of the individual Unitholder determines otherwise.

Unitholders who are resident in the U.S. are subject to a 15% Canadian withholding tax and should be eligible for a foreign tax credit for this amount, subject to numerous limitations. Registered non-resident Unitholders will receive a Form NR4 from Computershare Trust Company of Canada, the Trust's transfer agent, stating the amount withheld. Non-registered unitholders should receive the information from their broker.

The following table provides, on a per unit basis, the breakdown of cash distributions, prior to Canadian withholding tax, paid by the Trust for the period January 15, 2003 to January 15, 2004. The amounts are segregated between the portion of the cash distribution that could be considered Qualified Dividends and the portion reported as Non-taxable return of capital (subject to tax basis limitations). The amounts shown are in U.S. dollars converted from Canadian dollars on the applicable payments dates:

----------------------------------------------------------------------------------------------------------------------
Record Date          Payment Date      Distribution   Exchange Rate   Distribution   Taxable           Non-Taxable
                                       Paid CDN $                     US$            Qualified         Return of
                                                                                     Dividend US$      Capital US$
----------------------------------------------------------------------------------------------------------------------
Dec. 31, 2002        Jan. 15, 2003         0.10           0.6527         0.0653           0.0388           0.0265
----------------------------------------------------------------------------------------------------------------------
Jan. 31, 2003        Feb. 17, 2003         0.11           0.6575         0.0723           0.0429           0.0294
----------------------------------------------------------------------------------------------------------------------
Feb. 28, 2003        Mar. 17, 2003         0.11           0.6743         0.0742           0.0440           0.0302
----------------------------------------------------------------------------------------------------------------------
Mar. 31, 2003        Apr. 15, 2003         0.12           0.6887         0.0826           0.0490           0.0336
----------------------------------------------------------------------------------------------------------------------
Apr. 30, 2003        May 15, 2003          0.12           0.7267         0.0872           0.0518           0.0354
----------------------------------------------------------------------------------------------------------------------
May 30, 2003         Jun. 16, 2003         0.12           0.7468         0.0896           0.0532           0.0364
----------------------------------------------------------------------------------------------------------------------
Jun. 30, 2003        Jul. 15, 2003         0.12           0.7179         0.0861           0.0511           0.0350
----------------------------------------------------------------------------------------------------------------------
Jul. 31, 2003        Aug. 15, 2003         0.11           0.7210         0.0793           0.0471           0.0322
----------------------------------------------------------------------------------------------------------------------
Aug. 29, 2003        Sep. 15, 2003         0.11           0.7321         0.0805           0.0478           0.0327
----------------------------------------------------------------------------------------------------------------------
Sep. 30, 2003        Oct. 15, 2003         0.10           0.7553         0.0755           0.0448           0.0307
----------------------------------------------------------------------------------------------------------------------
Oct. 31, 2003        Nov. 17, 2003         0.10           0.7616         0.0762           0.0452           0.0310
----------------------------------------------------------------------------------------------------------------------
Nov. 28, 2003        Dec. 15, 2003         0.08           0.7616         0.0609           0.0361           0.0248
----------------------------------------------------------------------------------------------------------------------
Total                                      1.30                          0.9297           0.5518           0.3779
----------------------------------------------------------------------------------------------------------------------


                                                                            ...2

U.S. investors holding their investment in a Qualified Retirement Plan should not report any income related to dividends on their individual 2003 tax return.

Investors holding units outside a Qualified Retirement Plan should report dividend income and make adjustments to the tax basis of their Units. The Trust is not required to file Form 1099s and is providing this information in lieu of such requirement. Some Unitholders will receive Form 1099s from their brokers that may not accurately reflect the information in this release for a variety of reasons. Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected in their tax returns.

This information is not exhaustive of all possible U.S. income tax considerations and is provided as a general guideline only. Unitholders should consult with their legal and tax advisors regarding their individual tax consequences.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 97,327,423 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amounts of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:

Diane Phillips                                  Viking Energy Royalty Trust
Investor Relations                              Suite 400, 330-5th Avenue S.W.
                                                Calgary, Alberta, T2P 0L4

                                                Ph:  (403) 268-3175
                                                Toll Free:  1-877-292-2527

                                                Email: vikingin@viking-roy.com



  For more information about Viking Energy Royalty Trust, visit our website at
                              www.vikingenergy.com